UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

IMMUCOR, INC.

(Name of Subject Company)

IMMUCOR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

452526106

(CUSIP Number of Class of Securities)

Joshua H. Levine

President and Chief Executive Officer

Immucor, Inc.

3130 Gateway Drive

Norcross, Georgia 30071

(770) 441-2051

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley

John D. Capers, Jr.

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Immucor, Inc., a Georgia corporation (the “Company”), on July 15, 2011.

The Statement relates to the offer by IVD Acquisition Corporation, a Georgia corporation (“Purchaser”) and a wholly owned indirect subsidiary of IVD Holdings Inc., a Delaware corporation (“Parent”), which is controlled by TPG Partners VI, L.P., a Delaware limited partnership (the “TPG Fund”), as disclosed in the Tender Offer Statement on Schedule TO, dated July 15, 2011, to purchase for cash all of the issued and outstanding shares of common stock, par value $0.10 per share, of the Company at a purchase price of $27.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011, and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the second full paragraph under the heading “The Merger Agreement” on page 3 of the Statement with the following new paragraph:

“The Merger Agreement contains various representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The assertions embodied in the representations and warranties contained in the Merger Agreement were made as of specific dates, were the product of negotiations among the Company, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. This confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Company, Parent and Purchaser that may be different from those which are applicable to the Company’s shareholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser, and should not be relied upon as disclosure about the Company, Parent or Purchaser without consideration of the foregoing in this paragraph and the entirety of public disclosure of the Company, Parent or Purchaser as set forth in their respective public reports filed with the SEC (as defined below).”

Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by adding the following sentence on page 4 of the Statement at the end of the paragraph under the heading “Limited Guaranty”:

“This summary of the Guaranty does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Guaranty, which is filed as Exhibit (e)(22) hereto and is incorporated herein by reference.”

Item 3, “Past Contracts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by adding the following sentence on page 4 of the Statement at the end of the third full paragraph under the heading “Equity Financing”:

“This summary of the Equity Commitment Letter does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(23) hereto and is incorporated herein by reference.”

Item	8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following sentences to the end of the fourth paragraph on page 42 of the Statement under the heading “Projected Financial Information”:

“A reconciliation of EBIT and EBITDA to the most directly comparable GAAP measure (Net Income), prepared by management of the Company, is provided below. Notwithstanding anything to the contrary herein, such reconciliation was provided to TPG by the Company after commencement of the Offer.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following table immediately following the table titled “Consolidated Income Statement Information” on page 43 of the Statement:

Non-GAAP to GAAP Reconciliation

	FY2012E	FY2013E	FY2014E	FY2015E	FY2016E
	(in millions)
Net Income	$83.8	$91.1	$102.9	$116.4	$126.6
Taxes	45.0	48.8	55.2	62.4	67.9
Income Before Taxes	128.8	139.9	158.1	178.8	194.6

Interest Income	(0.8)	(1.8)	(6.5)	(15.6)	(18.7)
EBIT	128.0	138.1	151.6	163.2	175.9

Depreciation and Amortization	19.1	21.0	23.0	25.0	27.1
EBITDA	147.1	159.1	174.6	188.2	203.0

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following new paragraphs under the heading “Additional Information—Litigation” beginning on page 45 of the Statement:

“On July 25, 2011, a sixth putative class action challenging the proposed Transaction was filed by a purported shareholder of Immucor. This is the fourth case filed in the Superior Court of Fulton County for the State of Georgia, and is captioned as Irene Dixon v. Immucor, Inc., et al., Civil Action No. 2011CV203567. The action is brought on behalf of public shareholders of Immucor and names as defendants Immucor, the individual directors of Immucor, Parent, Purchaser and the TPG Fund. The action asserts claims for breaches of fiduciary duties against the Immucor board of directors in connection with the proposed Transaction, and a claim for aiding and abetting the purported breaches of fiduciary duties against the TPG defendants. The plaintiff seeks, among other things, a declaration that the action is maintainable as a class action, preliminary and permanent relief, including injunctive relief enjoining the consummation of the proposed Transaction, rescission of the proposed Transaction to the extent it is consummated prior to the entry of a final judgment, and costs, expenses and disbursements of the action.

On July 25, 2011, the plaintiff in one of the previously-filed actions in the Superior Court of Fulton County, Allan Pillay v. Immucor, Inc., et al., Civil Action No. 2011CV203339, filed a Motion to Dismiss Without Prejudice, which must be approved by the court. The plaintiff did not provide a reason for filing the Motion to Dismiss Without Prejudice.”

Item 9. Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibits thereto:

“(a)(22)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on July 25, 2011, in the Superior Court of Fulton County, State of Georgia (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 28, 2011)

(e)(22)	Limited Guaranty, dated as of July 2, 2011, by TPG Partners VI, L.P. in favor of the Company (incorporated by reference to Exhibit (b)(2) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 28, 2011)

(e)(23)	Equity Commitment Letter, dated as of July 2, 2011, from TPG Partners VI, L.P. to Parent (incorporated by reference to Exhibit (b)(1) to the Schedule TO of Parent and Purchaser, filed with the SEC on July 28, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

IMMUCOR, INC.

By:	/s/ Philip H. Moïse
Name:	Philip H. Moïse
Title:	Executive Vice President and General Counsel

Dated: July 28, 2011